UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 15, 2017

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Communications & Advocacy CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis announces Oncology head to retire

Basel, December 15, 2017 – Novartis announced today that Bruno Strigini, CEO Novartis Oncology has decided to retire from Novartis and the industry for personal reasons.

Joseph Jimenez, CEO of Novartis, said: “I’d like to thank Bruno Strigini for his contributions and achievements. He has navigated the business unit through the Gleevec® patent expiration and has led the successful integration of the GSK Oncology Product Portfolio acquired in 2015. I wish him the best for his future.”

Bruno Strigini will step back from the Executive Committee of Novartis by December 31, 2017 and will fully handover in early 2018. Novartis will announce his successor in due time.

Disclaimer

This press release contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, which can generally be identified by words such as “to retire,” “will,” or similar expressions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by such statements. There can be no guarantee that Novartis will be commercially successful in the future, or achieve any particular financial results. In particular, our expectations could be affected by, among other things, the risks and factors referred to in the Risk Factors section of Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2016, the Group achieved net sales of USD 48.5 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 121,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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# # #

Novartis Media Relations
Central media line: +41 61 324 2200
E-mail: media.relations@novartis.com

Paul Barrett	Markus Jaggi
Novartis Global Media Relations	Novartis Media Relations Switzerland
+41 61 324 7999 (direct)	+41 61 324 9577 (direct)
+41 79 797 8137 (mobile)	+41 79 673 7433 (mobile)
paul.barrett@novartis.com	markus.jaggi.@novartis.com

Eric Althoff	Satoshi Sugimoto
Novartis Global Media Relations	Novartis Media Relations Switzerland
+41 61 324 7999 (direct)	+41 61 324 6129
+41 79 593 4202 (mobile)	+41 79 619 2035
eric.althoff@novartis.com	satoshi_jean.sugimoto@novartis.com

Antonio Ligi
Novartis Global Media Relations
+41 61 324 1374 (direct)
+41 79 723 3681 (mobile)
antonio.ligi@novartis.com

Novartis Investor Relations
Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Richard Pulik	+1 212 830 2448
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 212 830 2417
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 15, 2017	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting